Exhibit 21.1

CIBUS LTD.

LIST OF SUBSIDIARIES FOLLOWING SETTLEMENT OF THIS OFFERING AND COMPLETION OF THE REORGANIZATION TRANSACTIONS

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION
Cibus Global, Ltd.	British Virgin Islands
Nucelis LLC	Delaware
COI Holding, Ltd.	British Virgin Islands
Cibus International GP, Ltd.	British Virgin Islands
Cibus International, L.P.	British Virgin Islands
Cibus Netherlands Partners, Ltd.	British Virgin Islands
Cibus Netherlands Holding Coōperatief U.A.	The Netherlands
Cibus Europe B.V.	The Netherlands
Cibus Europe Ltd.	The United Kingdom
Cibus Alpha B.V.	The Netherlands
Cibus Canada ULC	Canada
Cibus US LLC	Delaware
Cibus Canada Inc.	Canada
Incima B.V.	Curacao
Incima IPCO B.V.	Curacao
Incima US LLC	Delaware